UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under Securities Exchange Act of 1934
(Amendment No. 1)*

iKang Healthcare Group, Inc.

(Name of Issuer)

Class A Common Shares, par value US$0.01 per share**

(Title of Class of Securities)

45174L108***

(CUSIP Number)

Mr. Ligang Zhang

c/o iKang Healthcare Group, Inc.

B-6F Shimao Tower, 92A Jianguo Road

Chaoyang District

Beijing 100022

People’s Republic of China

+86 10 5320 6080

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 5, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** Not for trading, but only in connection with the registration of American Depositary Shares each representing 1/2 Class A Common Share.

*** This CUSIP applies to the American Depositary Shares, each representing 1/2 Class A Common Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45174L108			13D/A	Page 2 of 11 Pages

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ligang Zhang
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only

4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 4,374,371[1]
		8	Shared Voting Power 0
		9	Sole Dispositive Power 4,374,371[1]
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,374,371[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.9%.[2] The voting power of the shares beneficially owned represent 34.5% of the total outstanding voting power.
14	Type of Reporting Person IN

1  Consists of (i) 526,721 Class A common shares held by Time Intelligent Finance Limited, a British Virgin Islands company; (ii) 805,100 Class C common shares held by Time Intelligent Finance Limited; (iii) 2,892,550 Class A common shares held by ShanghaiMed, Inc., a British Virgin Islands company, which is wholly owned by Time Intelligent Finance Limited; and (iv) 150,000 Class A common shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Schedule 13D/A.

The rights of the holders of Class A and Class C common shares are identical, except with respect to voting and conversion rights. Each Class A common share will be entitled to one vote per share. Each Class C common share will be entitled to 15 votes per share and is convertible at any time into one Class A common share.

2  Percentage calculated based on 32,827,140 Class A common shares and 805,100 Class C common shares outstanding as of June 30, 2015 as disclosed in Issuer’s (as defined below) annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 27, 2015, and 150,000 Class A common shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Schedule 13D/A.

CUSIP No. 45174L108			13D/A	Page 3 of 11 Pages

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Time Intelligent Finance Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only

4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 4,374,371[1]
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 4,374,371[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,374,371[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.9%.[2] The voting power of the shares beneficially owned represent 34.5% of the total outstanding voting power.
14	Type of Reporting Person CO

1  Consists of (i) 526,721 Class A common shares held by Time Intelligent Finance Limited; (ii) 805,100 Class C common shares held by Time Intelligent Finance Limited; (iii) 2,892,550 Class A common shares held by ShanghaiMed, Inc.; and (iv) 150,000 Class A common shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Schedule 13D/A. As Time Intelligent Finance Limited is wholly owned by Time Evergreen Company Limited, which in turn is wholly owned by TMF (Cayman) Ltd. as trustee of Zhang’s Family Trust with Mr. Ligang Zhang as settlor, Time Intelligent Finance Limited shares the voting and dispositive power of such 4,374,371 common shares with Time Evergreen Company Limited and TMF (Cayman) Ltd.

2  Percentage calculated based on 32,827,140 Class A common shares and 805,100 Class C common shares outstanding as of June 30, 2015 as disclosed in Issuer’s annual report on Form 20-F filed with the SEC on July 27, 2015, and 150,000 Class A common shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Schedule 13D/A.

CUSIP No. 81783J 101			13D/A	Page 4 of 11 Pages

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) ShanghaiMed, Inc.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only

4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 3,042,550[1]
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 3,042,550[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,042,550[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.0%[2]. The voting power of the shares beneficially owned represent 6.7% of the total outstanding voting power.
14	Type of Reporting Person CO

1  Consists of (i) 2,892,550 Class A common shares held by ShanghaiMed, Inc.; and (ii) 150,000 Class A common shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Schedule 13D/A. As ShanghaiMed, Inc. is wholly owned by Time Intelligent Finance Limited, it shares the voting and dispositive power of such 3,042,550 common shares with Time Intelligent Finance Limited, Time Evergreen Company Limited and TMF (Cayman) Ltd.

2  Percentage calculated based on 32,827,140 Class A common shares and 805,100 Class C common shares outstanding as of June 30, 2015 as disclosed in Issuer’s annual report on Form 20-F filed with the SEC on July 27, 2015, and 150,000 Class A common shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Schedule 13D/A.

CUSIP No. 81783J 101			13D/A	Page 5 of 11 Pages

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) TMF (Cayman) Ltd. as the Trustee of Zhang’s Family Trust
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only

4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 4,374,371[1]
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 4,374,371[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,374,371[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.9%.[2] The voting power of the shares beneficially owned represent 34.5% of the total outstanding voting power.
14	Type of Reporting Person CO

1  Consists of (i) 526,721 Class A common shares held by Time Intelligent Finance Limited; (ii) 805,100 Class C common shares held by Time Intelligent Finance Limited; (iii) 2,892,550 Class A common shares held by ShanghaiMed, Inc.; and (iv) 150,000 Class A common shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Schedule 13D/A. TMF (Cayman) Ltd. is the trustee of Zhang’s Family Trust with Mr. Ligang Zhang as settlor. As TMF (Cayman) Ltd. holds all of the equity interests in Time Evergreen Company Limited which in turn holds all of the equity interests in Time Intelligent Finance Limited, TMF (Cayman) Ltd. shares the voting and dispositive power of such 4,374,371 common shares with Time Evergreen Company Limited and Time Intelligent Finance Limited.

2  Percentage calculated based on 32,827,140 Class A common shares and 805,100 Class C common shares outstanding as of June 30, 2015 as disclosed in Issuer’s annual report on Form 20-F filed with the SEC on July 27, 2015, and 150,000 Class A common shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Schedule 13D/A.

CUSIP No. 81783J 101			13D/A	Page 6 of 11 Pages

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Time Evergreen Company Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only

4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 4,374,371[1]
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 4,374,371[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,374,371[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.9%.[2] The voting power of the shares beneficially owned represent 34.5% of the total outstanding voting power.
14	Type of Reporting Person CO

1  Consists of (i) 526,721 Class A common shares held by Time Intelligent Finance Limited; (ii) 805,100 Class C common shares held by Time Intelligent Finance Limited; (iii) 2,892,550 Class A common shares held by ShanghaiMed, Inc.; and (iv) 150,000 Class A common shares issuable to ShanghaiMed, Inc. upon its exercise of options within 60 days of the date of this Schedule 13D/A. As Time Evergreen Company Limited holds all of the equity interests in Time Intelligent Finance Limited and is wholly owned by TMF (Cayman) Ltd. as trustee of Zhang’s Family Trust with Mr. Ligang Zhang as settlor, Time Evergreen Company shares the voting and dispositive power of such 4,374,371 common shares with Time Intelligent Finance Limited and TMF (Cayman) Ltd.

2  Percentage calculated based on 32,827,140 Class A common shares and 805,100 Class C common shares outstanding as of June 30, 2015 as disclosed in Issuer’s annual report on Form 20-F filed with the SEC on July 27, 2015, and 150,000 Class A common shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Schedule 13D/A.

Introductory Note

This Amendment No. 1 to Schedule 13D (the “Amendment No. 1”) amends the previous Schedule 13D filed by the Reporting Persons with the SEC on September 9, 2015 (the “Original Schedule 13D”). Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein have meanings as assigned thereto in the Original Schedule 13D unless defined herein.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

On August 31, 2015, Mr. Ligang Zhang, Time Intelligent and ShanghaiMed entered into a consortium agreement (the “Original Consortium Agreement”) with FV Investment Holdings (“FountainVest”, together with Mr. Ligang Zhang, Time Intelligent and ShanghaiMed, the “Consortium”), pursuant to which the Consortium agreed to cooperate in good faith in connection with an acquisition transaction (the “Transaction”) with respect to the Issuer as contemplated by the Proposal (as defined below). The Original Consortium Agreement provides, among other things, for: cooperation in arranging financing; engaging advisors; admission of new Consortium members; cooperation in obtaining applicable governmental, statutory, regulatory or other approvals, licenses, waivers or exemptions for the consummation of the transactions; and cooperation in preparing definitive documentation with respect to the Transaction. Also pursuant to the Original Consortium Agreement, during the period beginning on the date of the Original Consortium Agreement and ending on the earlier of (i) the 12-month anniversary of the date of the Original Consortium Agreement and (ii) the termination of the Original Consortium Agreement on the occurrence of other termination events, the members of the Consortium agreed to work exclusively with each other with respect to the Transaction and not to (a) make a competing proposal for the acquisition of control of the Issuer or (b) acquire or dispose of any securities of the Issuer.

On January 5, 2016, Mr. Ligang Zhang, Time Intelligent, ShanghaiMed, FountainVest, Alibaba Investment Limited, China Life Investment Holding Company Limited, New China Capital International Management Limited, LTW Capital Jaguar Investment Ltd., Ontario Teachers’ Pension Plan Board and 天津君联赟鹏企业管理咨询合伙企业（有限合伙）(Tianjin Legend Capital Yunpeng Partnership (Limited Partnership)) entered into an amended and restated consortium agreement (the “Amended Consortium Agreement”) which superseded the Original Consortium Agreement in its entirety on substantially the same terms as the Original Consortium Agreement to provide for, among other things, the inclusion of Alibaba Investment Limited, China Life Investment Holding Company Limited, New China Capital International Management Limited, LTW Capital Jaguar Investment Ltd., Ontario Teachers’ Pension Plan Board and 天津君联赟鹏企业管理咨询合伙企业（有限合伙）(Tianjin Legend Capital Yunpeng Partnership (Limited Partnership)) (together, the “New Consortium Members”) as new members of the Consortium. References to the “Consortium” or the “Consortium Members” after January 5, 2016 shall include the New Consortium Members.

On August 31, 2015, the Consortium submitted a non-binding proposal (the “Proposal”) to the Issuer’s board of directors for the Transaction. Under the Proposal, the members of the Consortium propose to acquire, through an acquisition vehicle to be formed by them, all of the Publicly Held Shares for US$17.80 per ADS or US$35.60 per Class A Common Share in cash, representing a premium of 10.8% to the closing price of the Issuer’s ADSs on August 28, 2015 and a premium of 18.0% and 9.7% to the volume-weighted average closing price of the Issuer’s ADSs during the last 7 and 30 trading days, respectively. The Consortium intends to finance the Transaction through a combination of debt and equity financing.

The Proposal also provides that, among other things, the Consortium will (a) conduct customary due diligence on the Issuer and (b) negotiate and execute definitive agreements with respect to the Transaction that will include provisions typical for transactions of this type.

If the Transaction is completed, the Issuer’s ADSs would be delisted from the NASDAQ Global Select Market, and the Issuer’s obligation to file periodic reports under the Act would terminate. In addition, consummation of the Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in the merger), and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)—(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; and taking any action similar to any of those enumerated above.

References to the Original Consortium Agreement, the Proposal and the Amended Consortium Agreement in this statement are qualified in their entirety by reference to the Original Consortium Agreement, the Proposal and the Amended Consortium Agreement, copies of which are attached hereto as Exhibits 7.2, 7.3 and 7.4 and incorporated herein by reference in their entirety.

Item 6.  Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The Original Consortium Agreement, the Proposal and the Amended Consortium Agreement, which have been filed as Exhibit 7.2, Exhibit 7.3 and Exhibit 7.4 to this statement, respectively, are incorporated herein by reference in their entirety. In addition, the information set forth in Items 3, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 6. To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Exhibit 7.1(1):  Joint Filing Agreement, among each Reporting Person, dated September 9, 2015 by and among the Reporting Persons.

Exhibit 7.2(1):  Consortium Agreement, dated August 31, 2015 by and among Mr. Ligang Zhang, Time Intelligent, ShanghaiMed and FountainVest.

Exhibit 7.3(1):  Proposal to the Issuer, dated August 31, 2015.

Exhibit 7.4:   Amended and Restated Consortium Agreement dated January 5, 2016, by and among Mr. Ligang Zhang, Time Intelligent Finance Limited, ShanghaiMed, Inc., FV Investment Holdings, Alibaba Investment Limited, China Life Investment Holding Company Limited, New China Capital International Management Limited, LTW

Capital Jaguar Investment Ltd., Ontario Teachers’ Pension Plan Board and 天津君联赟鹏企业管理咨询合伙企业（有限合伙）(Tianjin Legend Capital Yunpeng Partnership (Limited Partnership)).

(1) Filed previously.

* * * * *

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 5, 2016

LIGANG ZHANG

By:	/s/ LIGANG ZHANG
Name: Ligang Zhang

TIME INTELLIGENT FINANCE LIMITED

By:	/s/ LIGANG ZHANG
Name: Ligang Zhang
Title: Director

SHANGHAIMED, INC.

By:	/s/ LIGANG ZHANG
Name: Ligang Zhang
Title: Director

TMF (CAYMAN) LTD.

By:	/s/ LIU KIN WAI / HO SUK CHING
Name: Liu Kin Wai / Ho Suk Ching
Title: Authorized Signatories

TIME EVERGREEN COMPANY LIMITED

By:	/s/ S.B. Vanwall Ltd.
Name: S.B. Vanwall Ltd.
Title: Director

INDEX TO EXHIBITS

Exhibit 7.1(1)	Agreement of Joint Filing by Ligang Zhang, Time Intelligent Finance Limited, ShanghaiMed, Inc., TMF (Cayman) Ltd. and Time Evergreen Company Limited.

Exhibit 7.2(1)	Consortium Agreement dated August 31, 2015, by and among Mr. Ligang Zhang, Time Intelligent Finance Limited, ShanghaiMed, Inc. and FV Investment Holdings.

Exhibit 7.3(1)	Proposal Letter to the board of directors of iKang Healthcare Group, Inc. dated August 31, 2015, from Mr. Ligang Zhang, Time Intelligent Finance Limited, ShanghaiMed, Inc. and FV Investment Holdings.

Exhibit 7.4

Amended and Restated Consortium Agreement dated January 5, 2016, by and among Mr. Ligang Zhang, Time Intelligent Finance Limited, ShanghaiMed, Inc., FV Investment Holdings, Alibaba Investment Limited, China Life Investment Holding Company Limited, New China Capital International Management Limited, LTW Capital Jaguar Investment Ltd., Ontario Teachers’ Pension Plan Board and 天津君联赟鹏企业管理咨询合伙企业（有限合伙）(Tianjin Legend Capital Yunpeng Partnership (Limited Partnership)).

(1) Filed previously.